Report of Independent Registered Public
Accounting Firm
The Board of Directors of
The Dreyfus/Laurel Funds, Inc.:

We have examined managements assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that Dreyfus Tax Managed Growth
Fund, Dreyfus Institutional S&P 500 Stock Index Fund, Dreyfus Opportunistic Fixed Income Fund, Dreyfus Bond
Market Index Fund, and Dreyfus Disciplined Stock Fund (collectively, the Funds), each a series of The Dreyfus/Laurel Funds, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of October 31,
2016, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the Funds
compliance with those requirements and performing such
other procedures as we considered necessary in the
circumstances.  Included among our procedures were the
following tests performed as of October 31, 2016, and with
respect to agreement of security purchases and sales, for the period from March 31, 2016 (the date of the Funds last
examination) through October 31, 2016:
1.	Obtained The Bank of New York Mellons (the
Custodian) security position reconciliations for all
securities held by sub custodians and in book entry form
and verified that reconciling items were cleared in a timely manner;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees or transfer agents;
3.	Reconciliation of the Funds securities to the books and
records of the Funds and the Custodian;
4.	Confirmation of all repurchase agreements, if any, with
broker(s)/bank(s) and/or agreement of corresponding
subsequent cash receipts to bank statements and agreement
of underlying collateral, if any, with the Custodian records;
5.	Agreement of pending purchase activity, if any, for the
Funds as of October 31, 2016 to documentation of
corresponding subsequent bank statements;
6.	Agreement of pending sale activity, if any, for the Funds as of October 31, 2016 to documentation of corresponding
subsequent bank statements;
7.	Agreement of five security purchases and five security
sales or maturities, or all purchases, sales or maturities, if fewer than five occurred, since our last report, from the
books and records of the Funds to corresponding bank
statements;
8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Report (SOC 1 Report) for the period October 1, 2015 to
September 30, 2016 and noted no relevant findings were
reported in the areas of Asset Custody and Control.
We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide a
legal determination on the Funds compliance with
specified requirements.
In our opinion, management's assertion that the Funds
complied with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 as of
October 31, 2016, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Directors of The
Dreyfus/Laurel Funds, Inc., and the Securities and
Exchange Commission and is not intended to be and should
not be used by anyone other than these specified parties.
      /s/ KPMG LLP
New York, New York
September 5, 2017











September 5, 2017
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of Dreyfus Tax Managed
Growth Fund, Dreyfus Institutional S&P 500 Stock Index
Fund, Dreyfus Opportunistic Fixed Income Fund, Dreyfus
Bond Market Index Fund and Dreyfus Disciplined Stock
Fund (collectively, the Funds), each a series of The
Dreyfus/Laurel Funds, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule
17f-2, Custody of Investment by Registered Management
Investment Companies of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31,
2016, and from March 31, 2016 through October 31, 2016.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2016 and from March 31, 2016, through
October 31, 2016, with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.


Jim Windels
Treasurer


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